UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

Mission NewEnergy Limited
(Name of Issuer)

Ordinary Shares, $0.00 par value
(Title of Class of Securities)

Q62163110
(CUSIP Number)

Guy Burnett
Chief Financial Officer and Company Secretary
Unit B2, 431 Roberts Rd.
Subiaco, Western Australia 6008, Australia
+61 08 6313 3975
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 3, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 8 Pages)

CUSIP No. Q62163110	Page 2 of 7

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SLW International, LLC (“SLWI”) 20-8029540
2.	Check the Appropriate Box If a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.	SEC Use Only.
4.	Source of Funds (See Instructions). PF
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power. 362,540*
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power. 362,540*
	10.	Shared Dispositive Power. 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 362,540*
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11). 3.30%**
14.	Type of Reporting Person (See Instructions). OO (limited liability company)

*SLWI may be deemed to beneficially own an aggregate of 362,540 ordinary shares, $0.00 par value (“Ordinary Shares”), of the Issuer, consisting of (i) 152,195 Ordinary Shares owned directly by SLWI, (ii) 100,000 Ordinary Shares owned by Stephen L. Way, as the sole member and sole manager of SLWI, in his IRA account with sole power to vote, and (iii) 110,345 Ordinary Shares that would be issuable to Mr. Way upon exercise of the outstanding warrants owned by him (each giving the right to subscribe for one Ordinary Share), with an exercise price of A$15.00 (the “Warrants”).

**SLWI may be deemed to beneficially own 3.30% of the Issuer’s issued and outstanding Ordinary Shares, based upon 10,980,620 Ordinary Shares outstanding, which is the sum of (i) 10,870,275 Ordinary Shares issued and outstanding as reported by the Issuer on its Form 6-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 28, 2013, plus (ii) 110,345 Ordinary Shares that would be issuable to Mr. Way upon exercise of the Warrants.

CUSIP No. Q62163110	Page 3 of 7

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stephen L. Way
2.	Check the Appropriate Box If a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.	SEC Use Only.
4.	Source of Funds (See Instructions). AF
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization. Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power. 362,540*
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power 362,540*
	10.	Shared Dispositive Power. 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 362,540*
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11). 3.30%**
14.	Type of Reporting Person (See Instructions). IN

*Mr. Way may be deemed to beneficially own an aggregate of 362,540 Ordinary Shares, consisting of (i) 100,000 Ordinary Shares owned by Mr. Way in his IRA account, with sole power to vote, (ii) 152,195 Ordinary Shares owned directly by SLWI, and (iii) 110,345 Ordinary Shares that would be issuable to Mr. Way upon exercise of the Warrants owned by him.

**Mr. Way may be deemed to beneficially own 3.30% of the Issuer’s issued and outstanding Ordinary Shares, based upon 10,980,620 Ordinary Shares outstanding, which is the sum of (i) 10,870,275 Ordinary Shares issued and outstanding as reported by the Issuer on its Form 6-K, filed with the SEC on October 28, 2013, plus (ii) 110,345 Ordinary Shares that would be issuable to Mr. Way upon exercise of the Warrants.

CUSIP No. Q62163110	Page 4 of 7

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 3 to the Statement of Beneficial Ownership on Schedule 13D (this “Amendment”) relates to the Ordinary Shares of Mission NewEnergy Limited, an Australian corporation (the “Issuer”), and is being filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The address of the principal executive offices of the Issuer is Unit 2B, 431 Roberts Road, Subiaco, Western Australia 6008, Australia.
ITEM 2. IDENTITY AND BACKGROUND.

(a)  This Amendment is being filed jointly by and for Stephen L. Way and SLWI (together with Mr. Way, the “Reporting Persons”). SLWI is a Texas limited liability company.  Mr. Way is the sole member and sole manager of SLWI.  SLWI is in the business of making investments and managing invested assets.  In accordance with the provisions of General Instruction C to Schedule 13D, information concerning Mr. Way, as sole member and manager of SLWI, required by Item 2 of Schedule 13D, is provided below.

(b) The address of the principal business and principal office of SLWI is 7941 Katy Freeway, #529, Houston, Texas 77024.  The business address of Mr. Way is 7941 Katy Freeway, #529, Houston, Texas 77024.

(c) The principal business of SLWI is making investments and managing invested assets.  Mr. Way’s principal occupation is as the Chairman and Chief Executive Officer of Houston International Insurance Group, Ltd. (“HIIG”).  HIIG, through its subsidiaries, owns Ordinary Shares of the Issuer.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SLWI is a Texas limited liability company. Mr. Way is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In a series of transactions in May and June 2012, SLWI purchased an aggregate of 505,904 of the Issuer’s A$65 face-value Series 2 Convertible Notes, conversion ratio 1:4, conversion price A$16.50 per share (the “Series 2 Notes”), from various parties.

In August and September 2012, SLWI transferred (i) 63,238 Series 2 Notes to Westcliff Trust, a Texas statutory trust with an independent trustee, the beneficiaries of which are members of Mr. Way’s family, (ii) 63,238 Series 2 Notes to Eastwood Trust, a Texas statutory trust with an independent trustee, the beneficiaries of which are members of Mr. Way’s family, and (iii) 252,951 Series 2 Notes to a third-party investor, Noble Haus Asia Ltd. (“Noble Haus”).  SLWI retained 126,477 of the Series 2 Notes.  On November 23, 2012, the Issuer and the holders of the Series 2 Notes effected an exchange of all outstanding Series 2 Notes for newly issued A$65 face value Series 3 Convertible Notes, conversion ratio 1:433; conversion price A$0.15 per share (the “Series 3 Notes”).

On December 20, 2013 SLWI, Westcliff Trust and Eastwood Trust entered into a Note Purchase Agreement with Noble Haus effecting the disposition of the Series 3 Notes held by SLWI, Westcliff Trust and Eastwood Trust to Noble Haus, which transaction was consummated on February 3, 2014.
ITEM 4. PURPOSE OF TRANSACTION.
The purpose of the transaction is investment.

On February 22, 2013, SLWI entered into that certain SLWI Loan Facility Agreement (the “Loan Agreement”) with the Issuer, pursuant to which SLWI agreed to lend the Issuer up to an aggregate $5,000,000 for working capital purposes on a secured basis.  The Loan Agreement was amended on April 17, 2013.

CUSIP No. Q62163110	Page 5 of 7

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The following disclosure is based on 10,870,275 Ordinary Shares outstanding as of June 30, 2013, as reported in the Form 6-K, filed by the Issuer with the SEC on October 28, 2013:

(a) As of the date hereof, each of Mr. Way and SLWI may be deemed to beneficially own an aggregate of 362,540 Ordinary Shares, consisting of (i) 152,195 Ordinary Shares owned directly by SLWI, (ii) 100,000 Ordinary Shares owned by Mr. Way, as the sole member and sole manager of SLWI, in his IRA account with sole power to vote, and (iii) 110,345 Ordinary Shares that would be issuable to Mr. Way upon exercise of Warrants owned by him, which collectively represents approximately 3.30% of the issued and outstanding Ordinary Shares of the Issuer.

(b) Each of the Reporting Persons has sole voting power over and sole power to dispose of 362,540 Ordinary Shares, assuming exercise of the Warrants.

(c) Except as described in this Amendment, neither of the Reporting Persons has effected any transaction in the Ordinary Shares during the 60 days preceding the date hereof.

(d) Not applicable.

(e) SLWI and Mr. Way ceased to be the beneficial owners of more than five percent of the class of securities identified pursuant to Item 1 on February 3, 2014.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described in this Amendment, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D filed on February 14, 2013)
Exhibit 2
SLWI Loan Facility Agreement, dated February 22, 2013, between SLW International, LLC, and Mission NewEnergy Limited (without exhibits and appendices) (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed on May 10, 2013)

Exhibit 3
Letter Amendment and Consent under SLWI Loan Facility Agreement, dated April 17, 2013, between SLW International, LLC and Mission NewEnergy Limited (incorporated by reference to Exhibit 3 to the Schedule 13D/A filed on May 10, 2013)

Exhibit 4	Note Purchase Agreement, dated December 20, 2013, among SLW International, LLC, Westcliff Trust, Eastwood Trust and Noble Haus Asia Ltd.

_____________________

CUSIP No. Q62163110	Page 6 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2014
Date

/s/ Stephen L. Way
Signature

Stephen L. Way Sole Manager, SLW International, LLC
Name/Title

/s/ Stephen L. Way
Signature

CUSIP No. Q62163110	Page 7 of 7

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D filed on February 14, 2013)
Exhibit 2
SLWI Loan Facility Agreement, dated February 22, 2013, between SLW International, LLC, and Mission NewEnergy Limited (without exhibits and appendices) (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed on May 10, 2013)

Exhibit 3
Letter Amendment and Consent under SLWI Loan Facility Agreement, dated April 17, 2013, between SLW International, LLC and Mission NewEnergy Limited (incorporated by reference to Exhibit 3 to the Schedule 13D/A filed on May 10, 2013)

Exhibit 4	Note Purchase Agreement, dated December 20, 2013, among SLW International, LLC, Westcliff Trust, Eastwood Trust and Noble Haus Asia Ltd.

_____________________